November 6, 2019

Via EDGAR

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Attention:	Corey Jennings, Esq. Office of International Corporate Finance Division of Corporate Finance

Re:	ECMOHO Limited Registration Statement on Form F-6 (Registration No.: 333-234148)

Dear Mr. Jennings:

Citibank N.A., as depositary (the “Depositary”) and acting solely on behalf of the legal entity created by the Form of Deposit Agreement, by and among the Depositary, ECMOHO Limited, an exempted company limited by shares incorporated and existing under the laws of the Cayman Islands (the “Company”), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder representing the Company’s Class A ordinary shares, hereby requests that the effectiveness of Registration Statement on Form F-6, as amended by Pre-Effective Amendment No. 1 to Registration Statement on Form F-6 (Registration No.: 333-234148), be accelerated to coincide with the accelerated effectiveness of the Company’s Registration Statement on Form F-1, as amended (Registration No.: 333- 233951).

Please call me at (212) 816-7937 if you have any questions.

Very truly yours, CITIBANK, N.A.

By:	/s/ Leslie A. DeLuca
Name:	Leslie A. DeLuca
Title:	Attorney-in-Fact

cc: Herman H. Raspé, Esq. (Patterson Belknap Webb & Tyler LLP)